Exhibit 99.1

First High-School Education Group Announces Acquisition of Majority Stake in a Tech-driven Education Company

Beijing, China, June 1, 2021/ PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and third largest operator in China1, announced today the acquisition of 51% equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd. (“Beijing Tomorrow”), a technology-driven education company, for a consideration of RMB76.5 million from an original shareholder that was controlled by a related party of the Company. The transaction was closed in late May 2021.

Mr. Shaowei Zhang, Chairman and chief executive officer of First High-School Education Group, commented: “We are thrilled about this acquisition and what it entails for First High-School Education Group. Technology-enabled education is key to drive education development in the future, fostering an expanded, intelligent learning environment beyond traditional classroom models through the use of big data, artificial intelligence, and advanced digital technologies. By combining full-time premium AI driven teaching online with strong operations and management strategies offline, high-quality education resources can be optimized in both efficiency and scale. This combination would not only help to further drive our profitability, but also to improve the overall quality of our education system, especially for China’s central and western regions where there are strong needs for further educational development. This acquisition will undoubtedly strengthen our leading position and competitiveness in the private education sector.”

About Beijing Tomorrow

Beijing Tomorrow is a technology-driven education company that provides premium full-time live AI online teaching services supported by strong offline operations and management strategy for large-scale resource sharing and learning efficiency. Beijing Tomorrow adopts a unique “three-teacher classroom” model consisting of master instructor livestream classes and personalized counseling offline with character-building guidance. The “three-teacher classroom” framework, combined with enriching activities and optimized campus management, creates an ideal environment for efficient learning and comprehensive development.

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China1. First High-School Education Group has a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020. All of schools of the Company are strategically located in Western China. The Company aspires to become a leader and innovator of private high school education in China. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

[1]	In terms of student enrollment as of December 31, 2019, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com